U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 30 October 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Specific repurchase by Sasol of its ordinary shares held by a wholly-owned subsidiary and Sasol Limited
Annual General Meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

SPECIFIC REPURCHASE BY SASOL OF ITS ORDINARY SHARES HELD BY A
WHOLLY-OWNED SUBSIDIARY AND SASOL LIMITED ANNUAL GENERAL MEETING
1. Introduction and rationale for the specific repurchase
Sasol Investment Company (Proprietary) Limited ("SIC")
acquired ordinary shares in the share capital of Sasol
between 7 March 2007 and 1 October 2008 pursuant to general
authorities granted to Sasol by its shareholders. Currently
SIC owns a total of 40 309 886 Sasol ordinary shares
("treasury shares"), constituting approximately 6,39% of
Sasol’s issued ordinary share capital as at 30 September
2008. The treasury shares have been purchased at an average
of R298,92 per share.

Sasol will request shareholders at its annual general
meeting, to approve that Sasol repurchases 31 500 000
treasury shares from SIC, following which those shares will
be cancelled as issued ordinary shares and restored to the
status of authorised ordinary shares. Subsequent to the
specific repurchase, SIC will continue to own 8 809 886
treasury shares, constituting approximately 1,4% of Sasol’s
issued ordinary share capital as at 30 September 2008.
The specific repurchase of the treasury shares is being
implemented in order to create additional capacity for Sasol or any of its subsidiaries to purchase ordinary Sasol shares, as and when Sasol shareholders authorise such repurchases, in accordance with the provisions of the Companies Act 61 of
1973 ("Companies Act") and the JSE Listings Requirements.
2. The specific repurchase
Sasol and SIC entered into a Disposal and Acquisition of
Shares agreement on 21 October 2008. In terms of that
agreement, Sasol will, subject to the approval of Sasol
shareholders and the final approval by two of the directors
of Sasol, acquire 31 500 000 treasury shares from SIC. The
acquisition will take effect on a date to be determined by
two of Sasol’s directors, following the fulfilment of the
suspensive conditions (see below), but no later than
31 December 2008. The shares will be acquired at market value and cancelled upon acquisition.

The specific repurchase will have no financial effect on
Sasol or its shareholders, other than in respect of
transaction costs, including securities transfer tax, that
are normally incurred in transactions of this nature. As the specific repurchase is intra-group, the net cash position of the Sasol group will not change as a result of the specific
repurchase (except for the payment of the transaction costs
and securities transfer tax).
3. Suspensive conditions
The specific repurchase is subject to the passing at the
annual general meeting of Sasol scheduled for 28 November
2008 the special resolution necessary to implement the
repurchase, the subsequent registration of the special
resolution by the Registrar of Companies and approval by two
Sasol directors of the repurchase, following the authority
given to them by shareholders and the board of Sasol. In
terms of the JSE Listings Requirements and the provisions of the Companies Act, SIC will be excluded from voting at the
meeting. In terms of the JSE Listings Requirements Sasol
ordinary shares held by the The Sasol Inzalo Employee Trust
and The Sasol Inzalo Management Trust will not have their
votes taken into account for purposes of the approval of the special resolution regarding the specific repurchase.
4. Notice of annual general meeting
The annual general meeting of members of Sasol will be held
at 09:00 on 28 November 2008 at the The Teatro, Mosaiek
Lifestyle, Danielle Street (off Davidson Street), Fairland,
Johannesburg, South Africa, to transact the business stated
in the notice of annual general meeting. Notices of annual
general meeting will be mailed to members by no later than 6
November 2008.
30 October 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward -
looking statements as defined in the United States Private
Securities Litigation Reform Act of 1995. Words such as
"believe", "anticipate", "intend", "seek", "will", "plan",
"could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward -
looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on
7 October 2008 and in other filings with the United States
Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2008
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary